

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   May 11, 2016

<u>Via E-mail</u>
Tim Beastrom
Deputy General Counsel
The Valspar Corporation
1101 3rd Street South
Minneapolis, MN 55415

>   **Re: The Valspar Corporation**
>   **Form PREM14A**
>   **Filed April 18, 2016**
>   **File No. 1-03011**

Dear Mr. Beastrom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all board books and other materials prepared by BofA Merrill Lynch and Goldman Sachs that were shared with the Valspar board and its representatives.

2.   To the extent possible, please disclose the following information about Valspar that is currently omitted:
      - the record date;
      - the special meeting date;
      - the number of shares outstanding;
      - the number of shares held by Valspar's directors and executives; and
      - the approximate voting power Valspar's directors and executive officers.

Background of the Merger, page 26

3.   Please briefly discuss the alternatives to the dual-priced framework to "bridge the valuation and clos[e] the risk gap" that were discussed between February 8 and February 18.

Opinion of Valspar's Financial Advisors, page 36

4.   We note the disclaimer on page 37 that Valspar, Sherwin Williams, and the financial advisors do not assume "any responsibility for the validity, accuracy or completeness of the Valspar Projections." Please revise to eliminate the statement that these parties do not bear any responsibility for disclosure that was prepared and included in this Schedule 14A.

5.   Please disclose whether BofA Merrill Lynch or Goldman Sachs will receive different merger consummation fees, respectively, if the final share price is $105 rather than $113.

Financing, page 50

6.   Please disclose here that Sherwin Williams received the $9.3 billion in debt financing commitments from Citi, which was disclosed during a joint conference call on March 21, 2016, the transcript of which was filed by Valspar on a DEFA14A on the same day.

The Merger Agreement, page 60
Explanatory Note Regarding the Merger Agreement, page 60

7.   We note your disclosure that "information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make statements in the proxy statement not misleading.

8.   We note your statement that investors "are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions…" While we recognize that you also advise investors to read your SEC disclosures, we believe that the cited language strongly implies that the information contained in the merger agreement is not disclosure subject to the federal securities laws. Please revise to remove this implication. We will not object if you advise readers that the information in the merger agreement should be read in conjunction with the other disclosures in the company's filings with the SEC.

Proxy Card

9.   Please ensure that the proxy card is marked is "preliminary" until the time that you file a definitive proxy statement. Refer to Rule 14a-6(b) of the Securities Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-mail
        Mark Gordon
        Wachtell, Lipton, Rosen & Katz